United States securities and exchange commission logo





                            June 25, 2024

       Lance Stewart
       Chief Financial Officer
       P.A.M. Transportation Services, Inc.
       297 West Henri De Tonti Boulevard
       Tontitown, Arkansas 72770

                                                        Re: P.A.M.
Transportation Services, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 7, 2024
                                                            File No. 000-15057

       Dear Lance Stewart:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal Three     Approval of the Redomestication of the Company to the
State of Nevada by
       Conversion, page 43

   1. We note that Proposal Three seeks approval of redomestication of the Company from a corporation organized
under the laws of the State of Delaware to a corporation organized under the laws of the
State of Nevada. We also note that approval of the redomestication includes approval of an
increase in the authorized shares of the common stock of the
                                                        Company from 50,000,000
shares to 100,000,000 shares. Please provide your analysis as to why you are not
required to unbundle this proposal and provide shareholders with separate votes
regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation
                                                        14A and Question 101.02
to Exchange Act Rule 14a-4(a)(3) Questions and Answers of
                                                        General Applicability
(Unbundling under Rule 14a-4(a)(3) Generally), available on our website.
 Lance Stewart
FirstName  LastNameLance  Stewart
P.A.M. Transportation Services, Inc.
Comapany
June       NameP.A.M. Transportation Services, Inc.
     25, 2024
June 25,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Courtney C. Crouch, III, Esq.